Exhibit 99.2

PRESS RELEASE

Cascades Inc.	Telephone: (819) 363-5100
404 Marie-Victorin Blvd., P.O.Box 30	Fax: (819) 363-5155
Kingsey Falls (Québec)
Canada J0A 1B0
www.cascades.com

Cascades reports first quarter results
May 13, 2010 — Kingsey Falls, Quebec - Cascades Inc. (CAS on the Toronto stock exchange), a leader in recovery and the manufacturing of green packaging and tissue paper products, announces its financial results for the three months ended March 31, 2010.
(All amounts in this press release are in Canadian dollars unless otherwise indicated.)
First quarter highlights
•	Strong rebound in shipments, up 12% compared to the first quarter of 2009 (excluding the impact of the acquisition of the tissue assets of Atlantic Packaging).
•	As expected, short-term pressure on profitability in the first quarter due to the sharp and significant rise of recycled fibre and pulp costs.
•	Net earnings of $0.00 per share compared to net earnings excluding specific items of $0.22 per share and $0.38 per share including specific items in the same period of last year.
•	Operating income before depreciation and amortization (EBITDA) excluding specific items of $78 million compared to $107 million in Q1 2009.
•	Cash flow from operations of $41 million compared to $70 million in the first quarter of last year.
•	Net debt down almost $300 million compared to March 31, 2009, including $25 million in the first three months of the year.
•	Purchase of $US159 million of our senior notes maturing in 2013 year-to-date in 2010; approximately $US18 million remain outstanding.
Financial Summary

Selected consolidated information

(in millions of Canadian dollars, except amounts per share)	Q1/2010	Q1/2009	Q4/2009
Sales	942	970	952
Excluding specific items [1]
Operating income before depreciation and amortization (OIBD or EBITDA)	78	107	110
Operating income	23	53	54
Net earnings attributable to shareholders for the period	—	21	26
per common share	$—	$0.22	$0.27
Cash flow from operations (adjusted)	41	70	77
As reported
Operating income before depreciation and amortization (OIBD or EBITDA) [1]	82	103	70
Operating income	27	49	14
Net earnings (loss) attributable to shareholders for the period	—	37	(41)
per common share	$—	$0.38	$(0.42)
Cash flow from operations (adjusted) [1]	38	68	62
Note 1 — see the supplemental information on non-GAAP measures note.

Commenting on the first quarter results, Mr. Alain Lemaire, President and Chief Executive Officer stated:
“As anticipated, our results were pressured in the first quarter as the Canadian dollar continued to rally and the spread between our selling prices and our raw material costs tightened considerably.
However, we remain in good position as we continued to optimize our cost structure and we started to gradually implement selling price increases in most of our sectors. Also, the cost of certain grades of recycled fibre peaked in March, volumes and orders remained on their upward trend and we continued to proactively manage our cash flow. We should therefore progressively benefit from greatly improved business conditions in the second quarter.”
Results analysis for the three-month period ended March 31, 2010
In comparison with the same period last year, sales decreased by 3% to $942 million resulting from lower selling prices and the appreciation of the Canadian dollar partly offset by a 12% increase in shipments (excluding the impact of the acquisition of the tissue assets of Atlantic Packaging).
Net earnings excluding specific items amounted to $0 ($0.00 per share) in the first quarter of 2010 compared to $21 million ($0.22 per share) for the same period of last year. Including specific items, net earnings amounted to $0 ($0.00 per share) compared to $37 million ($0.38 per share) for the same quarter in 2009.
The operating income excluding specific items amounted to $23 million compared to $53 million in Q1 2009. Weaker energy and certain variable costs, the optimization of our cost structure as well as improved operating rates were more than offset by the negative effect of lower selling prices, higher raw material costs and the stronger Canadian dollar. When including specific items, operating income amounted to $27 million in comparison to $49 million in the same period of last year.
In the first quarter of 2010, these specific items impacted our operating income and/or net earnings (before tax):
•	$4 million unrealized gain on financial instruments (impact on operating income and net earnings);

•	$3 million loss on long-term debt refinancing (impact on net earnings);

•	$1 million foreign exchange loss on long-term debt and financial instruments (impact on net earnings).
See the two following tables for more details on GAAP and non-GAAP measures reconciliation.
Second quarter outlook
Mr. Alain Lemaire, President and Chief Executive Officer added: “We expect a rebound in profitability mostly as a result of the significant momentum in pricing. Many of our operations will benefit from the selling price increases that were implemented during the first quarter and some recently announced additional hikes should be realized in the coming months. Also, the strong demand that we currently acknowledge in almost all our sectors as well as the usual seasonal pickup should continue to positively impact our operational efficiency and financial results.
On the cost front, energy prices are currently lower than in the first three months of the year. In addition, the publication price of old corrugated containers (OCC), the main grade of recycled fibres consumed by Cascades, is down since its peak in March. All in all, we remain confident for the coming months, especially for our packaging operations.”
Dividend on common shares and normal course issuer bid
The Board of Directors of Cascades declared a quarterly dividend of $0.04 per share to be paid June 11, 2010 to shareholders of record at the close of business on May 28, 2010. This dividend paid by Cascades is an “eligible dividend” as per the Income Tax Act (Bill C-28, Canada). In addition, in the first quarter of 2010, in accordance with its normal course issuer bid program, Cascades purchased for cancellation 237,718 shares at an average price of $8.14 representing an aggregate amount of approximately $1.9 million.

Supplemental information on non-GAAP measures
Operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations are not measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations because they are measures used by management to assess the operating and financial performance of the Company’s operating segments. Additionally, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations do not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components.
Operating income before depreciation and amortization excluding specific items, earnings before interests, taxes, depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items and cash flow from operations excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.
Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.
Net earnings (loss) attributable , which is a performance measure defined by Canadian GAAP is reconciled below to operating income (loss), operating income excluding specific items and operating income before depreciation excluding specific items or earnings before interests, taxes, depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	Q1/2010	Q1/2009	Q4/2009

Net earnings (loss) attributable to shareholders for the period	—	37	(41)
Non-controlling interest	—	(1)	—
Share of results of significantly influenced companies	(2)	(5)	(7)
Provision for (recovery of) income taxes	(3)	5	(16)
Foreign exchange loss on long-term debt and financial instruments	1	—	37
Gain on purchase of senior notes	—	(14)	—
Loss on long-term debt refinancing	3	—	17
Financing expense	28	27	24

Operating income	27	49	14
Specific items :
Impairment loss	—	3	42
Closure and restructuring costs	—	2	2
Unrealized gain on financial instruments	(4)	(1)	(4)

	(4)	4	40

Operating income — excluding specific items	23	53	54
Depreciation and amortization	55	54	56

Operating income before depreciation and amortization (OIBD or EBITDA) — excluding specific items	78	107	110

Supplemental information on non-GAAP measures (cont’d)
The following table reconciles net earnings (loss) attributable to shareholders for the period and net earnings (loss) per share attributable to shareholders for the period to net earnings (loss) attributable to shareholders for the period excluding specific items and net earnings (loss) per share attributable to shareholders for the period excluding specific items:

				Net earnings (loss) per share
	Net earnings (loss) attributable			attributable to shareholders for
	to shareholders for the period			the period [1]
(in millions of Canadian dollars, except amounts per share)	Q1/2010	Q1/2009	Q4/2009	Q1/2010	Q1/2009	Q4/2009
As per GAAP	—	37	(41)	$—	$0.38	$(0.42)
Specific items :
Impairment loss	—	3	42	$—	$0.02	$0.32
Closure and restructuring costs	—	2	2	$—	$0.02	$0.02
Unrealized gain financial instruments	(4)	(1)	(4)	$(0.03)	$(0.01)	$(0.03)
Loss on long-term debt refinancing	3	—	17	$0.02	$—	$0.11
Gain on purchase of senior notes	—	(14)	—	$—	$(0.13)	$—
Foreign exchange loss on long-term debt and financial instruments	1	—	37	$0.01	$—	$0.32
Share of results of significantly influenced companies	—	(2)	(3)	$—	$(0.02)	$(0.03)
Adjustment of statutory tax rate	—	(4)	(2)	$—	$(0.04)	$(0.02)
Tax effect on specific items	—	—	(22)

	—	(16)	67	$—	$(0.16)	$0.69

Excluding specific items	—	21	26	$—	$0.22	$0.27
Note 1 — specific amounts per share are calculated on an after-tax basis.
The following table reconciles cash flow provided by operating activities to cash flow (adjusted) from operations excluding specific items:

	Cash flow from operations
(in millions of Canadian dollars, except amounts per share)	Q1/2010	Q1/2009	Q4/2009

Cash flow provided by operating activities	33	67	91
Changes in non-cash working capital components	5	1	(29)

Cash flow (adjusted) from operations	38	68	62
Specific items :
Loss on long-term debt refinancing	3	—	13
Closure and restructuring costs, net of current income tax	—	2	2

Excluding specific items	41	70	77
Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs close to 12,500 employees, who work in more than 100 units located in North America and Europe. Its management philosophy, its more than 45 years of experience in recycling and its continued efforts in research and development are strengths that enable Cascades to create new products for its customers. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.
Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

Consolidated Balance Sheets
(in millions of Canadian dollars)

	As at	As at
	March 31,	December 31,
	2010	2009
	(unaudited)
Assets

Current assets
Cash and cash equivalents	23	19
Accounts receivable	566	543
Inventories	525	520

	1,114	1,082
Property, plant and equipment	1,859	1,912
Intangible assets	158	165
Other assets	318	317
Goodwill	315	316

	3,764	3,792

Liabilities and Equity

Current liabilities
Bank loans and advances	78	83
Accounts payable and accrued liabilities	539	505
Current portion of long-term debt	10	10

	627	598
Long-term debt	1,443	1,459
Other liabilities	402	410

	2,472	2,467

Commitments and Contingencies
Equity attributable to the Shareholders
Capital stock	498	499
Contributed surplus	13	14
Retained earnings	696	700
Accumulated other comprehensive income	64	91

	1,271	1,304
Non-controlling interest	21	21

Total equity	1,292	1,325

	3,764	3,792

Consolidated Statements of Earnings (Loss)
(in millions of Canadian dollars, except per share amounts)
(unaudited)

	For the 3-month periods ended
	March 31,
	2010	2009
Sales	942	970
Cost of sales and expenses
Cost of sales (excluding depreciation and amortization)	766	752
Depreciation and amortization	55	54
Selling and administrative expenses	98	108
Impairment and other restructuring costs	—	5
Loss (gain) on financial instruments	(4)	2

	915	921

Operating income	27	49

Financing expense	28	27
Loss on refinancing of long term debt	3	—
Gain on purchases of senior notes	—	(14)
Foreign exchange loss on long-term debt and financial instruments	1	—

	(5)	36
Provision for (recovery of) income taxes	(3)	5
Share of results of significantly influenced companies	(2)	(5)

Net earnings including non-controlling interest for the period	—	36
Non-controlling interest	—	(1)

Net earnings attributable to Shareholders for the period	—	37

Basic and diluted net earnings per common share	$—	$0.38

Weighted average basic number of Cascades’ common shares outstanding	97,086,643	98,458,747

Consolidated Statements of Comprehensive Income (Loss)
(in millions of Canadian dollars)
(unaudited)

	For the 3-month periods ended
	March 31,
	2010	2009
Net earnings including non-controlling interest for the period	—	36

Other comprehensive income (loss)

Translation adjustments
Change in foreign currency translation of self-sustaining foreign subsidiaries	(35)	17
Change in foreign currency translation related to hedging activities	16	(14)
Income taxes	(2)	2
Cash flow hedges
Change in fair value of foreign exchange forward contracts	4	1

Change in fair value of interest rate swap agreements	(2)	—
Change in fair value of commodity derivative financial instruments	(12)	(3)
Income taxes	4	—

	(27)	3

Comprehensive income (loss) including non-controlling interest for the period	(27)	39

Less: Comprehensive income attributable to non-controlling interest:	—	(1)

Comprehensive income (loss) attributable to Shareholders	(27)	40

Consolidated Statements of Equity
(in millions of Canadian dollars)
(unaudited)

	For the 3-month period ended March 31,
	2010
				Accumulated
				other	Total equity
		Contributed	Retained	comprehensive	attributable to the	Non-controlling
	Capital stock	surplus	earnings	income (loss)	Shareholders	interest	Total equity

Balance — Beginning of period	499	14	700	91	1,304	21	1,325
Comprehensive income (loss):
Net earnings for the period	—	—	—	—	—	—	—
Change in other comprehensive income (loss)	—	—	—	(27)	(27)	—	(27)

Comprehensive income (loss) for the period					(27)	—	(27)

Dividends	—	—	(4)	—	(4)	—	(4)
Redemption of common shares	(1)	(1)	—	—	(2)	—	(2)

Balance — End of period	498	13	696	64	1,271	21	1,292

	For the 3-month period ended March 31,
	2009
				Accumulated
				other	Total equity
		Contributed	Retained	comprehensive	attributable to the	Non-controlling
	Capital stock	surplus	earnings	income	Shareholders	interest	Total equity

Balance — Beginning of period	506	9	656	85	1,256	22	1,278
Comprehensive income:
Net earnings for the period	—	—	37	—	37	(1)	36
Change in other comprehensive income	—	—	—	3	3	—	3

Comprehensive income for the period					40	(1)	39

Dividends	—	—	(4)	—	(4)	—	(4)
Redemption of common shares	(5)	3	—	—	(2)	—	(2)

Balance — End of period	501	12	689	88	1,290	21	1,311

Consolidated Statements of Cash Flows
(in millions of Canadian dollars)
(unaudited)

	For the 3-month periods ended
	March 31,
	2010	2009

OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Net earnings attributable to Shareholders for the period	—	37
Adjustments for
Depreciation and amortization	55	54
Impairment and other restructuring costs	—	3
Unrealized gain on financial instruments	(4)	(1)
Gain on purchases of senior notes	—	(14)
Foreign exchange loss on long-term debt and financial instruments	1	—
Future income taxes	(10)	(3)
Share of results of significantly influenced companies	(2)	(5)
Non-controlling interest	—	(1)
Others	(2)	(2)

	38	68
Change in non-cash working capital components	(5)	(1)

	33	67

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Purchases of property, plant and equipment	(34)	(40)
Increase in other assets	(2)	(3)
Business acquisitions	(3)	—

	(39)	(43)

FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
Bank loans and advances	(2)	(32)
Change in revolving credit facilities	185	12
Purchases of senior notes	(161)	(14)
Increase in other long-term debt	1	22
Payments of other long-term debt	(5)	(1)
Redemption of common shares	(2)	(2)
Dividends	(4)	(4)

	12	(19)

Change in cash and cash equivalents during the period from continuing operations	6	5

Change in cash and cash equivalents from discontinued operations	(2)	(3)

Net change in cash and cash equivalents during the period	4	2
Translation adjustments on cash and cash equivalents	—	—
Cash and cash equivalents — Beginning of period	19	11

Cash and cash equivalents — End of period	23	13

Selected Segmented Information
(in millions of Canadian dollars)
(unaudited)

	For the 3-month periods
	ended March 31,
	2010	2009

Sales
Packaging products
Boxboard
Manufacturing	177	180
Converting	153	181
Intersegment sales	(20)	(25)

	310	336
Containerboard
Manufacturing	134	131
Converting	194	209
Intersegment sales	(73)	(77)

	255	263
Specialty products
Manufacturing	83	86
Converting	59	61
Recovery and deinked pulp	92	59
Intersegment sales	(19)	(20)

	215	186

Intersegment sales	(29)	(13)

	751	772

Tissue papers
Manufacturing and converting	198	211

Intersegment sales and other	(7)	(13)

Total	942	970

Selected Segmented Information
(in millions of Canadian dollars)
(unaudited)

	For the 3-month periods
	ended March 31,
	2010	2009

Operating income (loss) before depreciation and amortization
Packaging products
Boxboard
Manufacturing	9	12
Converting	15	12
Others	(1)	(2)

	23	22

Containerboard
Manufacturing	10	35
Converting	21	7
Others	—	(7)

	31	35

Specialty products
Manufacturing	6	9
Converting	6	5
Recovery and deinked pulp	6	—
Others	—	(1)

	18	13

	72	70

Tissue papers
Manufacturing and converting	19	39

Corporate	(9)	(6)

Operating income before depreciation and amortization	82	103

Depreciation and amortization
Boxboard	(14)	(19)
Containerboard	(19)	(16)
Specialty products	(8)	(8)
Tissue papers	(11)	(9)
Corporate and eliminations	(3)	(2)

	(55)	(54)

Operating income	27	49

Selected Segmented Information
(in millions of Canadian dollars)
(unaudited)

	For the 3-month periods
	ended March 31,
	2010	2009

Purchases of property, plant and equipment Packaging products
Boxboard
Manufacturing	4	6
Converting	3	7

	7	13
Containerboard
Manufacturing	4	3
Converting	5	2

	9	5

Specialty products
Manufacturing	1	1
Converting	1	1
Recovery and deinked pulp	1	8

	3	10

	19	28

Tissue papers
Manufacturing and converting	8	7

Corporate	3	1

Total purchases	30	36

Disposal of property, plant and equipment	(2)	(1)

	28	35

Purchases of property, plant and equipment included in accounts payable
Beginning of period	13	14
End of period	(7)	(9)

Total investing activities	34	40

For further information:	Source:

MEDIA	Christian Dubé
Hubert Bolduc	Vice-President and Chief Financial Officer
Vice-President, Communications and Public Affairs
514 912-3790

INVESTORS
Didier Filion
Director, Investor relations
514 229-5303